                                                                   Exhibit 99(i)








                                    NACCO MATERIALS HANDLING GROUP, INC.
                                    AND SUBSIDIARIES

                                    CONSOLIDATED FINANCIAL STATEMENTS
                                    AS OF DECEMBER 31, 1998 AND 1997
                                    TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of NACCO Materials Handling Group, Inc.:

We have audited the accompanying consolidated balance sheets of NACCO Materials Handling Group, Inc. (a Delaware corporation and an indirect majority-owned subsidiary of NACCO Industries, Inc., a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NACCO Materials Handling Group, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP


Portland, Oregon,
  January 29, 1999

              NACCO MATERIALS HANDLING GROUP, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1998 AND 1997

                 (in thousands of dollars except share amounts)

                                     ASSETS
                                                                                                       1998            1997
                                                                                                     ----------       ------
CURRENT ASSETS:
  Cash and cash equivalents                                                                          $   22,248      $ 17,125
  Accounts receivable, net of allowance for doubtful accounts
    of $5,836 in 1998 and $5,460 in 1997                                                                174,414       143,587
  Note receivable from parent                                                                            18,000             -
  Inventories                                                                                           249,246       209,165
  Prepaid expenses and other                                                                              4,505         3,788
  Deferred income taxes                                                                                  16,964        15,346
                                                                                                     ----------      --------
                                                                                                        485,377       389,011

OTHER ASSETS                                                                                             17,952        22,092

PROPERTY, PLANT AND EQUIPMENT, net                                                                      227,831       166,383

DEFERRED CHARGES:
  Goodwill, net                                                                                         348,052       353,254
  Deferred income taxes                                                                                   6,887             -
  Other                                                                                                  14,274        11,674
                                                                                                     ----------      --------
                                                                                                        369,213       364,928
                                                                                                     ----------      --------
           Total assets                                                                              $1,100,373      $942,414
                                                                                                     ==========      ========

                                             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                                                   $  203,986      $191,003
  Revolving credit agreements and other short term borrowings                                             5,431         2,196
  Current maturities of long-term debt                                                                    8,687         2,756
  Accrued warranty obligation                                                                            36,139        27,740
  Accrued compensation                                                                                   41,441        33,486
  Accrued income taxes                                                                                    1,204         5,400
  Other current liabilities                                                                              62,690        71,931
                                                                                                     ----------      --------
                                                                                                        359,578       334,512
                                                                                                     ----------      --------
LONG-TERM DEBT, net                                                                                     186,030       151,790

SELF-INSURANCE RESERVES AND OTHER                                                                        83,073        66,301

DEFERRED INCOME TAXES                                                                                     5,750         4,870

MINORITY INTEREST                                                                                         3,935             -

STOCKHOLDERS' EQUITY:
  Common stock, par value $1 per share; 10,000 shares
    authorized; 5,599 shares outstanding                                                                      6             6
  Capital in excess of par value                                                                        198,205       198,205
  Retained earnings                                                                                     256,796       181,720
  Accumulated other comprehensive income (loss)-
    Foreign currency translation adjustment                                                              10,771         6,600
    Pension liability adjustment                                                                         (3,771)       (1,590)
                                                                                                     ----------      --------
                                                                                                        462,007       384,941
                                                                                                     ----------      --------
          Total liabilities and stockholders' equity                                                 $1,100,373      $942,414
                                                                                                     ==========      ========

The accompanying notes are an integral part of these consolidated balance sheets.

              NACCO MATERIALS HANDLING GROUP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                            (in thousands of dollars)


                                                                                                  1998              1997
                                                                                               ----------        -------

NET SALES                                                                                       $1,712,980        $1,488,032

COST OF SALES                                                                                    1,367,327         1,223,861
                                                                                                ----------        ----------
          Gross profit                                                                             345,653           264,171
                                                                                                ----------        ----------

OPERATING EXPENSES:
  Selling, general and administrative expenses                                                     203,338           173,977
  Amortization of goodwill                                                                          11,674            11,683
  Restructuring charge                                                                              (1,628)            7,973
                                                                                                ----------        ----------
                                                                                                   213,384           193,633
                                                                                                ----------        ----------
          Operating profit                                                                         132,269            70,538

OTHER INCOME (EXPENSE):
  Interest income                                                                                    1,920             2,239
  Interest expense                                                                                 (14,046)          (14,545)
  Other, net                                                                                           302            (5,910)
                                                                                                ----------        ----------
                                                                                                   (11,824)          (18,216)
                                                                                                ----------        ----------
          Income before minority interest and income taxes                                         120,445            52,322

MINORITY INTEREST IN LOSS OF SUBSIDIARY                                                                939                 -

PROVISION FOR INCOME TAXES                                                                          46,308            13,632
                                                                                                ----------        ----------

          Net income                                                                                75,076            38,690

OTHER COMPREHENSIVE INCOME (LOSS):
  Foreign currency translation adjustment, net of tax                                                4,171            (8,406)
  Minimum pension liability adjustment, net of $(1,455)
    tax benefit in 1998; $153 tax provision in 1997                                                 (2,181)              197
                                                                                                ----------        ----------
                                                                                                     1,990            (8,209)
                                                                                                ----------        ----------
          Comprehensive income                                                                  $   77,066        $   30,481
                                                                                                ==========        ==========


The accompanying notes are an integral part of these consolidated statements.

              NACCO MATERIALS HANDLING GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                            (in thousands of dollars)

                                                                                                     1998           1997
                                                                                                   --------       ------
OPERATING ACTIVITIES:
  Net income                                                                                       $ 75,076        $  38,690
  Adjustments to reconcile net income to net
    cash provided by operating activities-
      Depreciation and amortization                                                                  37,932           35,025
      Deferred income taxes                                                                          (8,177)         (23,756)
      Minority interest                                                                                (939)               -
      Long term compensation                                                                          6,799            3,611
      Other                                                                                           3,959            1,175
      Changes in working capital:
        Accounts receivable                                                                          (6,920)         (23,192)
        Inventories                                                                                 (19,512)           1,530
        Prepaid expenses and other                                                                       89              666
        Accounts payable and other liabilities                                                       (3,683)          88,904
        Accrued income taxes                                                                         (3,650)           4,781
                                                                                                   --------        ---------
          Net cash provided by operating activities                                                  80,974          127,434
                                                                                                   --------        ---------
INVESTING ACTIVITIES:
  Short-term loan to Parent                                                                         (18,000)               -
  Expenditures for property, plant and equipment                                                    (63,884)         (25,557)
  Acquisitions of businesses, net of cash                                                           (16,558)         (11,290)
  Proceeds from the Sale of assets                                                                    3,359                -
  Other, net                                                                                             28              (25)
                                                                                                   --------        ---------
          Net cash used for investing activities                                                    (95,055)         (36,872)
                                                                                                   --------        ---------
FINANCING ACTIVITIES:
  Additions to long-term debt                                                                        25,528              112
  Reduction of long-term debt                                                                        (3,549)         (96,588)
  Revolving credit agreements, net                                                                   (6,193)          (3,910)
  Short-term obligations, net                                                                           459                -
  Dividends paid                                                                                          -          (15,300)
  Financing of other short-term obligations                                                          (3,924)            (521)
  Capital grants                                                                                      1,241              741
  Minority interest investment                                                                        4,874                -
  Other, net                                                                                            137              811
                                                                                                   --------        ---------
Net cash provided by (used for) financing activities                                                 18,573         (114,655)
                                                                                                   --------        ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                                 631           (1,571)
                                                                                                   --------        ---------
CASH AND CASH EQUIVALENTS
  Increase (decrease) for the year                                                                    5,123          (25,664)
  Balance, beginning of the year                                                                     17,125           42,789
                                                                                                   --------        ---------
BALANCE, end of the year                                                                           $ 22,248        $  17,125
                                                                                                   ========        =========


The accompanying notes are an integral part of these consolidated statements.

              NACCO MATERIALS HANDLING GROUP, INC. AND SUBSIDIARIES


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                            (in thousands of dollars)


                                                                                                     1998           1997
                                                                                                   --------       ------
COMMON STOCK                                                                                        $      6       $      6


CAPITAL IN EXCESS OF PAR VALUE                                                                       198,205        198,205
                                                                                                    --------       --------

RETAINED EARNINGS:
  Beginning balance                                                                                  181,720        158,330
  Net income                                                                                          75,076         38,690
  Dividends paid                                                                                           -        (15,300)
                                                                                                    --------       --------
                                                                                                     256,796        181,720
                                                                                                    --------       --------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
  Beginning balance                                                                                    5,010         13,219
  Foreign currency translation adjustment                                                              4,171         (8,406)
  Pension liability adjustment                                                                        (2,181)           197

                                                                                                    --------       --------
                                                                                                       7,000          5,010
                                                                                                    --------       --------
          Total stockholders' equity                                                                $462,007       $384,941
                                                                                                    ========       ========


The accompanying notes are an integral part of these consolidated statements.

              NACCO MATERIALS HANDLING GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



1.  ACCOUNTING POLICIES:

BASIS OF PRESENTATION

The accompanying consolidated financial statements of NACCO Materials Handling Group, Inc. and subsidiaries include the accounts of NACCO Materials Handling Group, Inc. and subsidiaries and its parent Hyster-Yale Materials Handling, Inc., a holding company (collectively, the Company, a Delaware Corporation). Hyster-Yale Materials Handling, Inc. is a 98% owned subsidiary of NACCO Industries, Inc. (NACCO), a Delaware corporation. NACCO Materials Handling Group, Inc. and subsidiaries is the primary operating business.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Hyster-Yale Materials Handling, Inc. and NACCO Materials Handling Group, Inc. and its majority-owned domestic and international manufacturing and retail subsidiaries except for Hyster Brasil, Ltd., a Brazilian subsidiary manufacturer and retailer. Income from this Brazilian subsidiary is recognized when cash is received in the form of a dividend. Investments in Sumitomo Yale Company, Ltd. (S-Y), a 50% owned joint venture, and NMHG Financial Services, Inc., a 20% owned joint venture, are accounted for by the equity method. All significant intercompany accounts and transactions among the consolidated companies are eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in banks and highly liquid investments with maturities of three months or less from the date of acquisition.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost has been determined under the last-in, first-out (LIFO) method for domestic wholesale and all retail inventories and under the first-in, first-out (FIFO) method with respect to all other inventories. Costs for inventory valuation include labor, material and manufacturing overhead.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation, including amortization of equipment acquired under capital leases, is computed using the straight-line method over the estimated useful service lives for purposes of financial reporting. For tax purposes, an accelerated method is generally used. Maintenance and repairs are expensed as incurred.

SELF-INSURANCE

The Company is generally self-insured for product liability, medical and worker's compensation claims. For product liability, catastrophic coverage is retained for potentially significant individual claims. Estimated provisions for claims under self-insurance programs, including an amount for incurred but not reported, are recorded and revised annually based upon historical experience and management judgement. Changes in assumptions for matters such as legal actions, medical costs and actual experience could cause estimates to change in the near term.

GOODWILL

Goodwill, the excess of the purchase price paid over the fair value of the net assets acquired, relates primarily to the 1989 acquisition of Hyster Company and to the 1996 through 1998 acquisitions of Italian operations and retail dealerships. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization was $106.1 million and $94.4 million at December 31, 1998 and 1997, respectively. Management regularly evaluates its accounting for goodwill considering such factors as historical and future profitability and believes that the asset is realizable and the amortization period is appropriate.

REVENUE RECOGNITION

Revenues are recognized when customer orders are completed and shipped. Anticipated cost of future warranty repairs are accrued as product is shipped.

PRODUCT DEVELOPMENT COSTS

Expenditures associated with the development of new products and improvements to existing products are expensed as incurred. These costs amounted to $38.6 million and $32.5 million in 1998 and 1997, respectively.

ADVERTISING COSTS

Advertising costs are expensed as incurred and amounted to $8.8 million and $8.0 million in 1998 and 1997, respectively.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of foreign operations are translated into U.S. dollars at the fiscal year-end exchange rate. The related translation adjustments are recorded as a separate component of stockholders' equity. Revenues and expenses are translated using average exchange rates prevailing during the year.

FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS

Financial instruments held by the Company include cash and cash equivalents, accounts receivable, accounts payable, revolving credit agreements, long-term debt, interest rate swap agreements and foreign currency forward contracts. The fair values of these financial instruments have been determined using quoted market sources and management estimates. The Company does not hold or issue financial instruments or derivative financial instruments for trading purposes.

The Company operates internationally and enters into transactions denominated in foreign currencies. As a result, the Company is subject to the transaction exposures that arise from exchange rate movements between the dates foreign currency transactions are recorded and the dates they are consummated. The Company uses foreign currency forward contracts to partially reduce risks related to transactions denominated in foreign currencies.

Generally, gains and losses from changes in the market value of these contracts are recognized in cost of sales and offset the foreign exchange gains and losses on the underlying transaction. Gains and losses on contracts designated as hedges of firm commitments denominated in foreign currencies are included in the measurement of the related transaction.

In addition, the Company has entered into interest rate swap agreements for portions of its floating rate revolving credit agreement and its domestic asset securitization program. These interest rate swap agreements allow the Company to enter into long-term financing arrangements that have performance-based floating rates of interest, and then exchange them for fixed rates of interest. Variable rates for both the floating rate financing and the interest rate swap agreements are predominantly linked to three-month LIBOR (London Interbank Offered Rate). This common index promotes effectiveness of the interest rate swap agreements as a hedging instrument.

Amounts to be paid or received under the interest rate swap agreements are accrued as interest rates change and are recognized over the life of the swap agreements as an adjustment to Interest expense or Other, net expense. Changes in the market value of the interest rate swap agreements are not recognized in net income.

RECLASSIFICATIONS

Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the current period's presentation.

2.  ACCOUNTING STANDARDS NOT YET ADOPTED:

In June 1998, the Financial Accounting Standards Board Issued Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires companies to recognize all derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. This statement is effective for fiscal years beginning after June 15, 1999. The Company will adopt this statement on January 1, 2000 and is in the process of determining the effect the adoption will have on its financial statements.

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for the Company as of January 1, 1999. This SOP requires capitalization on a prospective basis of certain development costs of software to be used internally.

In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities," which is effective for the Company as of January 1, 1999. This SOP requires start-up and organization costs to be expensed as incurred and also requires previously deferred start-up costs to be recognized as a cumulative effect adjustment in the statement of income upon adoption.

These SOPs, which the Company plans to adopt as of January 1, 1999, are not expected to have material effect on the Company's financial position or results of operations.

3.  NATURE OF OPERATIONS:

The Company designs, manufactures and markets material handling machinery and equipment. Its product offerings cover all categories of forklift trucks, with electric rider and internal combustion engine (ICE) forklift trucks being the major product lines. The Company also derives significant revenue from the sale of service parts for its own and competitors' forklift trucks.

The Company has manufacturing operations in the United States, Europe, China and Mexico. Products are differentiated between the Hyster(R) and Yale(R) brands and each brand is distributed worldwide through Company-owned and independent dealer networks. Both brands are also sold directly to certain national accounts customers.

In 1998, the Company launched an initiative to enter into the retail distribution of its forklift products. As a result of this plan, the Company acquired nine retail dealerships from its existing dealer network in 1998, adding to the one dealership acquired in 1997.

The Company's market position is strongest in North America. It also has significant presence in Europe although its competitive position varies from country to country. The Company's market share in Asia-Pacific is relatively low.

The forklift truck industry is highly competitive and the Company has established alliances with a limited number of suppliers to secure sources of competitively priced materials and components. If the supply of key components or materials were disrupted, or if major price increases were imposed that could not be passed on to end customers, there could be an adverse impact on the Company's operating results.

4.  RESTRUCTURING AND OTHER CHARGES:

In the fourth quarter of 1997, the Company approved and began implementation of a restructuring plan, involving primarily the consolidation of marketing services and the relocation of engineering operations close to manufacturing plants. As such, the Company recognized an accrual for severance payments to be made to certain Company employees and for other expenditures related to the restructuring. The accrual is included in other current liabilities and the change to the accrual for the years ended December 31, 1998 and 1997 is as follows:

                                                            Employee
                                                           Severance           Other
                                                           ---------           -----
                                                                 (in thousands)
Accrual                                                      $ 6,987          $   985
Payments                                                      (1,085)               -
                                                             -------          -------
Balance at December 31, 1997                                   5,902              985
Increase (decrease) in accrual                                (2,207)             579
Translation                                                      (10)              (2)
Payments                                                      (3,327)          (1,562)
                                                             -------          -------
Balance at December 31, 1998                                 $   358            $   -
                                                             =======          =======

Also in 1997, a charge of $8.3 million was recorded as selling, general and administrative expenses during the fourth quarter arising from commitments made prior to year end to provide relocation benefits to certain employees resulting from the reorganization. $4.5 million was incurred in 1998 and recorded in general and administrative expenses due to additional employees who were relocated in 1998.

Severance payments were made to approximately 350 Company employees during the years ended December 31, 1998 and 1997. All restructuring programs are essentially complete as of December 31, 1998.

5.  SUPPLEMENTAL CASH FLOW INFORMATION:

Supplemental cash flow information is as follows:

                                               Year Ended
                                              December 31,
                                             --------------

                                             1998          1997
                                             ----          ----
                                               (in thousands)
Interest paid                              $13,786        $15,345
Income taxes paid                           59,163         36,312
Income tax refunds received                  2,011          2,300



6.  ACCOUNTS RECEIVABLE:

In 1997 the Company entered into an agreement to sell all of its domestic accounts receivable, on a revolving basis, to Lift Truck Funding Company, LLC ("LTF"), a wholly owned subsidiary of the Company. LTF was formed prior to the execution of this agreement for the purpose of buying and selling accounts receivable and is designated to be bankruptcy remote.

Also in 1997, the Company and LTF entered into an agreement with a financial institution whereby LTF can sell, on a revolving basis, an undivided percentage ownership interest in certain eligible accounts receivable, as defined, up to a maximum of $60.0 million. This two-step transaction is accounted for as a sale of receivables in accordance with the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Accordingly, the Company's consolidated balance sheets reflect the portion of receivables transferred to the financial institution as a reduction in accounts receivable, net.

In addition to the domestic program discussed above, the Company also has agreements with financial institutions outside of the United States which allow for the sale, without recourse, of undivided interests in revolving pools of its foreign trade accounts receivable. The maximum allowable amount of foreign trade receivables to be sold was $72.8 million and $72.9 million at December 31, 1998 and 1997, respectively.

The Company continues to service the receivables and maintains an allowance for doubtful accounts based upon the expected collectibility of all the Company's accounts receivable, including the portion of receivables sold. The servicing liability incurred in connection with these transactions is not material.

Gross proceeds of $763.7 million and $543.5 million were received during 1998 and 1997, respectively and the balance of accounts receivable sold at December 31, 1998 and 1997 was $67.2 million and $33.5 million, respectively, under all agreements. In the Consolidated Statements of Income the discount and any other transaction gains and losses are included in other, net. The net effect of the sale of receivables during 1998 and 1997 was not material to the operating results of the Company.

7.  INVENTORIES:

Inventories are summarized as follows:

                                                      December 31,
                                                   ------------------
                                                   1998           1997
                                                 --------       ------

                                                       (in thousands)
Finished goods and service parts                $125,274       $ 86,947
Raw materials and work in process                136,596        135,613
LIFO reserve                                     (12,624)       (13,395)
                                                --------       --------
                                                $249,246       $209,165
                                                ========       ========

The cost of inventories has been determined by the last-in first-out (LIFO) method for 68% and 61% of such inventories as of December 31, 1998 and 1997, respectively.

8.  INVESTMENTS:

The Company owns a 50% interest in Sumitomo Yale, Ltd. (S-Y). The joint venture operates manufacturing facilities in Japan and the Philippines from which the Company purchases certain components, internal combustion engines and electric forklift trucks. Following is S-Y's unaudited condensed financial information on a separate company basis, before elimination of intercompany profits:

                                                                          November 30,
                                                                     ---------------------
CONDENSED BALANCE SHEETS                                               1998           1997
------------------------                                             --------       ------
                                                                        (in thousands)
                                                                          (unaudited)
Assets-
  Current assets                                                     $ 93,308       $ 94,643
  Other assets                                                         97,216         59,118
                                                                     --------       --------
                                                                     $190,524       $153,761
                                                                     ========       ========

Liabilities and stockholders' equity-
  Notes payable                                                      $ 29,417       $ 43,871
  Other current liabilities                                            80,846         63,986
                                                                     --------       --------
          Total current liabilities                                   110,263        107,857

  Long-term debt                                                       64,402         32,738
  Other liabilities                                                       484            538
  Stockholders' equity                                                 15,375         12,628
                                                                     --------       --------
                                                                     $190,524       $153,761
                                                                     ========       ========


                                                                      Twelve Months Ended
                                                                           November 30,
                                                                      -------------------
CONDENSED STATEMENTS OF INCOME                                         1998           1997
------------------------------                                        -------       ------
                                                                         (in thousands)
                                                                           (unaudited)
Net sales                                                             $147,506       $176,719
Gross profit                                                            15,802         46,887
Net income                                                               2,220          5,270

9.  ACQUISITIONS:

In 1997, the Company entered into a joint venture, Shanghai-Hyster Forklift Ltd. (Shanghai-Hyster) with S-Y and another unrelated party. The Company has a 55% direct ownership interest in Shanghai-Hyster, while S-Y has a 30% interest. Shanghai-Hyster began start up operations in 1998 to manufacture forklifts and is expected to become fully operational in 1999. The consolidated results of and the related minority interest in Shanghai-Hyster are included in the accompanying financial statements.

In 1998, the Company announced and began implementation of a strategy to expand into the retail forklift distribution business. During 1998, the Company acquired 100% ownership in either the stock or assets of nine Hyster and Yale retail dealerships in Europe, Australia, and the United States, in addition to one dealership acquired in 1997. These acquisitions were accounted for as purchases. Goodwill is recorded for any excess purchase price paid over the estimated fair value of the net assets acquired and is amortized on a straight-line basis over 40 years. Net amounts expended for this series of acquisitions was $16.6 million and $11.3 million in 1998 and 1997, respectively. An additional $3.5 million was expended to retire lines of credit of the acquired entities and is reflected as a reduction in revolving credit agreements in the consolidated statement of cash flows. These acquired entities have been consolidated in the Financial Statements since the date of acquisition.

10.  RELATED PARTY TRANSACTIONS:

The Company's purchases of product from S-Y in 1998 and 1997 were $96.3 million and $72.7 million, respectively. Trade terms on certain payables to S-Y range from 90 to 210 days and the Company pays interest at market rates on all amounts owing after 90 days. Payables to S-Y with terms greater than 90 days are shown as financing of other short-term obligations in the Consolidated Statements of Cash Flows. The Company's accounts receivable and accounts payable balances with S-Y are as follows:

                                              December 31,
                                           -------------------
                                            1998          1997
                                           -------       -----
                                                (in thousands)

Accounts receivable                        $   359       $   288
Accounts payable                            42,452        31,668

At December 31, 1998, the Company has outstanding loans to NACCO in the amount of $18.0 million. These loans bear interest at an arms-length rate and are due upon demand. Total interest paid to the Company during 1998 was $0.5 million.

11.  PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment includes the following:

                                                                 December 31,
                                                            ---------------------
                                                               1998             1997
                                                            ----------       -------
                                                                (in thousands)

Land                                                        $   9,964        $   9,665
Buildings                                                      88,082           72,181
Machinery, tools and equipment                                293,042          226,447
                                                            ---------        ---------
                                                              391,088          308,293

Less- Accumulated depreciation                               (163,257)        (141,910)
                                                            ---------        ---------
                                                            $ 227,831        $ 166,383
                                                            =========        =========

Depreciation expense on property, plant and equipment was $26.0 million and $23.0 million during 1998 and 1997, respectively.

12.  OTHER CURRENT LIABILITIES:

The components of other current liabilities are summarized as follows:


                                                                  December 31,
                                                              -------------------
                                                               1998          1997
                                                              -------       -----

                                                              (in thousands)

Miscellaneous tax accruals                                   $ 4,966       $ 4,147
Interest accrual                                               1,662         1,385
Restructuring accrual                                            358         6,887
Self insurance accrual                                         8,000         8,000
Sales discounts accrual                                       14,182         9,593
Other                                                         33,522        41,919
                                                             -------       -------
                                                             $62,690       $71,931
                                                             =======       =======

13. REVOLVING CREDIT AGREEMENTS AND LONG-TERM DEBT:

The Company has entered into a long-term revolving credit agreement (the Credit Agreement) with a group of banks which provides the Company with an unsecured $350 million revolving line of credit. Borrowing capacity under this Credit Agreement is reduced by the amount of trade accounts receivable sold under the Company's domestic accounts receivable sales agreement (Note 6). The Credit Agreement expires in the year 2002 and has annual extension options. It is the Company's intention to either exercise the annual extension options or replace outstanding borrowings with similar financing vehicles at term. As such, borrowings under the Credit Agreement of $155 million and $150 million at December 31, 1998 and 1997, respectively, have been classified as long-term debt. The Company had $157.3 million and $181.4 million available under the Credit Agreement as of December 31, 1998 and 1997, respectively.

A facility fee, which is based upon the total $350 million commitment of the Credit Agreement, is currently .10% per annum. The Credit Agreement bears interest under a variety of borrowing options with premiums on each option subject to reductions based on favorable performance. The weighted average interest rate, including interest rate swaps, at December 31, 1998 and 1997 was 6.78% and 7.03%, respectively.

The Credit Agreement contains covenants related to minimum net worth, debt to capitalization and debt of subsidiaries. As of December 31, 1998 and 1997, the Company was in compliance with all the covenants in the Credit Agreement.

In addition to the Credit Agreement discussed above, the Company has arrangements with lenders that allow for borrowings up to $55.0 million on an uncommitted basis at current market rates. There were $19.6 million and no borrowings outstanding under these arrangements at December 31, 1998 and 1997, respectively, and these borrowings are classified as long-term debt. The weighted average interest rate on these borrowings at December 31, 1998, including interest rate swaps, was 6.78%.

As further discussed in Note 14 to the consolidated financial statements, the Company has entered into unsecured interest rate swap agreements. The interest rate swap agreements mature at varying lengths from twelve months to seven years and effectively change the majority of the Company's floating interest rate exposure on the Credit Agreement to fixed rates. The Company evaluates its exposure to floating rate debt on an ongoing basis.

Long-term debt, exclusive of current maturities, consists of the following:

                                                  December 31,
                                              -------------------
                                                1998           1997
                                              --------       ------

                                                  (in thousands)
Revolving credit agreements                    $174,606       $150,000
Capital leases and other                         11,424          1,790
                                               --------       --------
Total long-term debt                           $186,030       $151,790
                                               ========       ========

To the extent allowed under the restrictive covenants of the Credit Agreement, foreign subsidiaries had credit lines at December 31, 1998 and 1997 with an unused amount of $38.7 million and $27.6 million, respectively. Borrowings under these credit lines are classified as short-term and amounted to $0 and $2.2 million at December 31, 1998 and 1997, respectively. These credit lines are denominated in various currencies and the weighted average interest rate at December 31, 1998 and 1997 on outstanding balances was 8.6% and 8.9% at December 31, 1998 and 1997, respectively.

14.  FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS:

INTEREST RATE DERIVATIVES

The Company enters into interest rate swap agreements with major commercial banks for which the risk of credit loss from nonperformance by the banks is considered minimal. As of December 31, 1998 and 1997, the Company had $160 million notional principal amount of interest rate swaps with an average effective rate of 7.11% for each year. The carrying amount of the interest rate swaps is $0 and the fair value was $7.0 million and $6.1 million as of December 31, 1998 and 1997, respectively, representing the amount the Company would have to pay to terminate the contracts.

FOREIGN CURRENCY DERIVATIVES

The Company enters into foreign exchange forward contracts with major financial institutions for which the risk of credit loss from nonperformance by these institutions is considered minimal. These contracts hedge primarily firm commitments and, to a lesser degree, anticipated transactions relating to cash flows associated with sales and purchases denominated in foreign currencies. The Company enters into foreign exchange contracts in a variety of foreign currencies with maturities not exceeding one year.

At December 31, 1998 and 1997, the Company had $72.4 million and $71.3 million contract value of foreign exchange forward contracts, respectively. The fair market value of these forward contracts is a gain (loss) of $4.8 million and ($2.4) million, and their net deferred hedging loss is $0.3 million and $0.1 million at December 31, 1998 and 1997, respectively. The eventual gains or losses arising from such contracts, depending on market rates, will be recognized in future earnings concurrent with the underlying hedged revenues or costs.

15.  INCOME TAXES:

The Company is included in the consolidated federal income tax return of NACCO. The Company and NACCO are parties to an income tax sharing agreement providing for the allocation of federal income tax liabilities. Under this arrangement, the Company will pay to NACCO an amount equal to the income taxes that would be payable by the Company if it were a corporation filing a separate return. Therefore, the currently payable federal portion of the provision for income taxes is payable to NACCO. The Company files separate state income tax returns.

The components of income before income taxes and provision for income taxes for the years ended December 31 are as follows:

                                                                              1998          1997
                                                                            --------      ------
                                                                               (in thousands)

Income before income taxes-
  Domestic                                                                  $ 95,814      $ 40,476
  Foreign                                                                     24,631        11,846
                                                                            --------      --------
                                                                            $120,445      $ 52,322
                                                                            ========      ========

PROVISION FOR INCOME TAXES

  Current tax expense-
    Federal                                                                 $ 38,836      $ 28,839
    State                                                                      6,846         5,047
    Foreign                                                                    7,498         3,127
                                                                            --------      --------
          Total current                                                       53,180        37,013

  Deferred tax expense (benefit)-
    Federal                                                                   (5,966)      (24,345)
    State                                                                       (813)       (2,209)
    Foreign                                                                     (846)       (2,753)
                                                                            --------      --------
          Total deferred                                                      (7,625)      (29,307)

Increase in valuation allowance                                                  753         5,926
                                                                            --------      --------
                                                                            $ 46,308      $ 13,632
                                                                            ========      ========

A reconciliation of federal statutory and effective income tax for the years ended December 31 follows:

                                                                              1998          1997
                                                                            --------      ------
                                                                                 (in thousands)

Income before taxes                                                         $120,445      $ 52,322
                                                                            ========      ========

Statutory taxes at 35%                                                      $ 42,155       $18,313
Foreign rate differences                                                      (1,774)       (2,055)
Unremitted foreign earnings                                                        -       (15,382)
Valuation allowance                                                              753         5,926
Amortization of goodwill                                                       3,807         3,777
State income taxes                                                             4,111         2,015
Export benefits                                                               (1,330)         (683)
Other nondeductible items                                                        263           477
Earnings reported net of taxes                                                  (422)         (405)
Other, net                                                                    (1,255)        1,649
                                                                            --------      --------
                                                                            $ 46,308      $ 13,632
                                                                            ========      ========

Effective rate                                                                  38.4%          26.0%
                                                                                ====          ====

A detailed summary of the total deferred tax assets and liabilities in the Company's consolidated balance sheets at December 31 resulting from differences in the book and tax basis of assets and liabilities follows:

                                                                            1998          1997
                                                                            -------       -----
                                                                                (in thousands)

DEFERRED TAX ASSETS
  Accrued expenses and reserves                                            $34,789        $31,356
  Product liability                                                         22,565         20,510
  Net operating loss carryforwards                                           5,787          6,041
  Other                                                                      3,734          3,055
                                                                           -------        -------
          Total deferred tax assets                                         66,875         60,962
          Less:  Valuation Allowance                                        (6,679)        (5,926)
                                                                           -------        -------
                                                                           $60,196        $55,036
                                                                           =======        =======
DEFERRED TAX LIABILITIES

  Depreciation and depletion                                               $20,120        $20,134
  Inventories                                                               11,047         13,292
  Pension                                                                    2,328          4,024
  Other                                                                      8,600          7,110
                                                                           -------        -------
          Total deferred tax liabilities                                   $42,095        $44,560
                                                                           =======        =======

Net deferred tax assets                                                    $18,101        $10,476
                                                                           =======        =======

In the fourth quarter of 1997, management determined that the earnings of the Company's foreign subsidiaries have been and will be indefinitely reinvested in the Company's foreign operations and, therefore, concluded that the tax accrual for unremitted foreign earnings was no longer required. Certain 1997 events, including the release of certain covenant restrictions on the Company's debt facility, an improvement in the Company's domestic cash flow and the identification of specific capital investment projects to be undertaken by the foreign operations allowed management to make this determination. As a result, an income tax benefit of $17.4 million was recognized in 1997 of which $2.1 million represents the reversal of deferred taxes provided in the first three quarters of 1997 and $15.3 million relating to the reversal of previously provided deferred taxes on the Company's unremitted foreign earnings.

The unremitted earnings of foreign subsidiaries are $148 million and $123 million as of December 31, 1998 and 1997, respectively. Since these earnings have been or are expected to be indefinitely reinvested in foreign operations, no provision has been made for U.S. income taxes. It is impracticable to determine the amount of unrecognized deferred taxes with respect to these earnings; however, foreign tax credits would be available to reduce U.S. income taxes in the event of a distribution.

The Company periodically reviews the need for a valuation allowance against certain deferred tax assets and recognizes these assets to the extent that realization of these assets is more likely than not. Based on a review of earnings history and trends, forecasted earnings and expiration of carryforwards, the Company in 1997 provided a valuation allowance against certain foreign net operating loss carryforwards and deferred tax assets for which utilization is uncertain. No significant changes to this valuation allowance were necessary in 1998. The valuation allowance is $6.7 million and $5.9 million at December 31, 1998 and 1997, respectively. At December 31, 1998, the Company has $0.9 million of foreign net operating loss carryforwards which will expire, if unused, in years 1999 through 2002, and $4.9 million which are not subject to expiration.

The Company and certain of its subsidiaries are currently under examination by various taxing authorities. The Company has not been informed of any material assessment resulting from these examinations. Management believes that any potential adjustment would not materially affect future earnings.

16.  PENSION AND OTHER POSTRETIREMENT BENEFITS:

The Company maintains a variety of pension plans covering a majority of its employees. A portion of the employees are participants in the defined benefit plans discussed below. Most of the remaining employees participate in the profit sharing portion of the Company's defined contribution plan also described below. In addition, all eligible employees are included in the 401(k) portion of the defined contribution plan. Total expense for those defined contribution plans was $10.7 million and $8.9 million for the years 1998 and 1997, respectively.

The Company participates in the combined defined benefit plan of NACCO for certain employee groups. The Company also maintains a defined benefit plan for those employees that are covered under collective bargaining agreements. Each defined benefit plan has a formula that is used to determine benefits upon retirement. Most formulas take into account age, compensation, and success of the Company in meeting certain goals, although certain hourly employees' formulas are based primarily on years of service. The Company's current funding policy is to contribute annually the minimum contribution calculated by the independent actuaries. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The Company also maintains health care and life insurance plans (other benefit plans) which provide benefits to eligible retired employees. The Company funds these benefits on a "pay as you go" basis, with the retirees paying a portion of the costs.

The assumed health care cost trend rate for measuring the postretirement benefit cost was 7.0% in 1998 and 7.5% in 1997, gradually reducing to 5.25% in years 2003 and after. The weighted average discount rate used to determine the benefit obligation was 7.0% in 1998 and 7.5% in 1997. If the assumed health care trend rate were increased or decreased by one percentage point, the effect would be to increase (decrease) the Accumulated Postretirement Benefit Obligation by $0.2 million and $(0.2) million, respectively.

The components of periodic pension cost and actuarial assumptions for the Company's principal defined benefit plans and other benefit plans for the years ended December 31, 1998 and 1997 are as follows:

                                                                Pension Benefits            Other Benefits
                                                              ------------------          ----------------
                                                               1998          1997          1998          1997
                                                              -------       -------       -------       -----
                                                                    (in thousands)             (in thousands)
UNITED STATES PLANS:
  Service cost-benefits earned during the year               $   609         $ 1,225         $   207        $   177
  Interest accrued on projected benefit obligation             3,473           3,392             590            792
  Expected return on plan assets, net of plan  expense        (4,194)         (3,395)            167            117
  Net amortization and deferral                                  446             341            --             --
                                                             -------         -------         -------        -------
  Net periodic pension cost                                  $   334         $ 1,563         $   964        $ 1,086
                                                             =======         =======         =======        =======

   Assumed discount rate                                         7.0%            7.5%            7.0%           7.5%
   Rate of compensation increase (where applicable)              4.0%            4.5%            4.0%           4.5%
  Expected long-term rate of return on plan assets               9.0%            9.0%           --             --

UNITED KINGDOM PLANS:
  Service cost-benefits earned during the year               $ 2,153         $ 2,125
  Interest accrued on projected benefit obligation             2,766           2,736
  Expected return on plan assets, net of plan expense         (4,479)         (3,879)
  Net amortization and deferral                               (1,077)           (773)
                                                             --------        -------
  Net periodic pension cost                                  $  (637)        $   209
                                                             ========        =======

  Assumed discount rate                                          5.8%            8.0%
  Rate of compensation increase (where applicable)               3.5%            5.0%
  Expected long-term rate of return on plan assets               7.5%            9.0%

The following schedule reconciles changes in the benefit obligations and the plan assets during the year and reconciles the funded status of the Company's principal defined benefit plans and other benefit plans with amounts reported in the Consolidated Balance Sheets at December 31, 1998 and 1997:

                                                            1998                      1997
                                                    -------------------       -------------------         1998         1997
                                                    United       United       United       United      ---------     ---------
                                                    States       Kingdom      States       Kingdom       Other         Other
                                                    Plans        Plans        Plans         Plan        Benefits     Benefits
                                                    -----        -----        -----         ----        --------     --------
                                                                                 (in thousands)
CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation at beginning of
    year                                             $45,148      $35,275       $42,032     $33,885       $10,723      $ 10,222
  Service cost                                           609        2,153         1,225       2,125           207           177
  Interest cost                                        3,473        2,766         3,392       2,736           590           792
  Amendments                                           1,529            -             -           -             -             -
  Actuarial (gain) loss                                8,124       17,574           730      (1,182)       (1,461)          562
  Benefits paid                                       (3,772)      (1,411)       (2,231)     (1,710)       (1,015)       (1,030)
  Foreign currency exchange rate
    changes                                                -          339             -        (579)            -             -
                                                     -------      -------       -------     -------       -------      --------
  Benefit obligation at end of year                  $55,111      $56,696       $45,148     $35,275       $ 9,044      $ 10,723
                                                     =======      =======       =======     =======       =======      ========

CHANGE IN PLAN ASSETS:
  Fair value of plan assets at
    beginning of year                                $51,628      $49,500       $39,358     $41,816
  Actual return on plan assets                         2,821         (101)        9,956       7,409
  Employer contribution                                  600        1,494         4,545       1,815
  Plan participants' contributions                                                              808
                                                           -          755             -
    Benefits paid                                     (3,772)      (1,411)       (2,231)     (1,710)
  Foreign currency exchange rate                           -          302             -        (638)
    changes
                                                     -------      -------       -------     -------
  Fair value of plan assets at end of
    year                                             $51,277      $50,539       $51,628     $49,500
                                                     =======      =======       =======     =======

FUNDED STATUS:
  Plan assets excess of (less than)
    PBO                                              $(3,834)     $(6,157)      $ 6,480     $14,225       $(9,044)     $(10,723)
  Amounts not recognized in balance
   sheet-
    Unrecognized net transition                                                                                 -             -
      obligation (asset)                                   -         (438)            -        (486)
    Unrecognized  actuarial (gain)                                                                          1,403         3,032
      net loss                                         6,054       15,961        (3,940)     (7,082)
    Unrecognized prior service cost                    2,871        1,079         1,745       1,180             -             -
  Contributions in fourth quarter                        300          361           540         403             -             -
                                                     -------      -------       -------     -------       -------      --------
  Pension asset (liability)
    recognized on balance sheet at
    December 31                                      $ 5,391      $10,806       $ 4,825     $ 8,240       $(7,641)     $ (7,691)
                                                     =======      =======       =======     =======       =======      ========
AMOUNTS RECOGNIZED IN THE CONSOLI-
  DATED BALANCE SHEETS CONSIST OF:
    Prepaid benefit cost                            $  5,391      $10,806       $ 4,825     $ 8,240          $  -         $   -
    Accrued benefit liability                         (8,825)           -        (4,062)          -        (7,641)       (7,691)
    Intangible asset                                   2,871            -         1,745           -             -             -
    Accumulated other comprehensive                    5,954            -         2,317           -             -             -
      income

                                                    --------     --------      --------    --------      --------      --------
NET AMOUNT RECOGNIZED                               $  5,391     $ 10,806      $  4,825    $  8,240      $ (7,641)     $ (7,691)
                                                    ========     ========      ========    ========      ========      ========

The Company maintains a defined contribution retirement plan for U.S. employees which includes a profit sharing portion and a 401(k) portion. Contributions to the profit sharing plan are based on a formula which takes into account age, compensation, and success of the Company in meeting certain goals. Contributions vest over a five-year period. Under the 401(k) portion, eligible employees may contribute up to 17% of their compensation and the Company matches an amount equal to 66-2/3% of the participants' initial 3% before tax contribution. Participants are at all times fully vested in their contributions and those made by the Company.

17.  LONG-TERM INCENTIVE COMPENSATION PLAN:

The Company has a Long-Term Incentive Compensation Plan for officers and key management employees of the Company and its subsidiaries. Awards under this plan represent book value appreciation units and entitle the recipient, subject to vesting and other restrictions, to receive cash equal to the difference between the base period price for the units and the book value price as of the quarter date coincident to or immediately preceding the date of disbursement. Awards vest and are payable ten years from the date of grant or earlier under certain conditions. As of December 31, 1998, 1.8 million units have been awarded to key employees and officers. The amount charged to expense was $7.3 million and $3.4 million in 1998 and 1997, respectively. The total amount accrued at December 31, 1998 and 1997 for these awards was $15.9 million and $10.2 million, respectively, and was recorded as a long-term liability.

18.  LEASES:

The Company leases certain office, manufacturing, warehouse distribution facilities, and machinery and equipment under noncancelable leases which expire at various dates through 2007. Future minimum annual lease payments under these lease obligations as of December 31, 1998 are as follows:

                                                      Capital         Operating
                                                      Leases           Leases
                                                       ------           ------
                                                          (in thousands)

1999                                                    $ 8,687        $14,864
2000                                                      6,398         13,133
2001                                                      4,701         11,972
2002                                                      2,729         10,590
2003                                                      1,341          9,004
Subsequent to 2003                                          262          5,075
                                                        -------        -------
Total Future Minimum Lease Payments                     $24,118        $64,638
                                                                       =======
Less amount representing interest                         4,007
                                                        -------
Present value of net minimum lease payments              20,111
Less current maturities                                   8,687
                                                        -------
                                                        $11,424
                                                        =======

Capital leases are for manufacturing equipment and rental fleets. Amounts included in property, plant and equipment are as follows:

                                                                             Capital         Operating
                                                                             Leases           Leases
                                                                             ------           ------
                                                                                 (in thousands)
         Plant & equipment                                                     $31,950        $16,566
         Less accumulated amortization                                          12,001          9,672
                                                                               -------        -------
         Net leased PP&E                                                       $19,949        $ 6,894
                                                                               =======        =======

Aggregate rental expense for operating leases included in the consolidated statements of income is $9.3 million and $8.8 million in 1998 and 1997, respectively.

19.  CONTINGENCIES:

The Company is subject to recourse or repurchase obligations under various financing arrangements for certain independently owned retail dealerships. Also, the Company guarantees certain dealer loans. Total amounts subject to recourse, guarantee or repurchase obligation at December 31, 1998 and 1997 were $196.0 million and $156.9 million, respectively. When the Company is the guarantor of the principal amount financed, a security interest is usually maintained in assets of the parties for whom the Company is guaranteeing debt. Losses anticipated under the terms of the recourse or repurchase obligations have been provided for and are not significant.

The Company is the defendant in various product liability and other legal proceedings incidental to its business. The majority of this litigation involves product liability claims. The Company has recorded a reserve for potential product liability losses at December 31, 1998 and 1997 of $58.0 million and $52.7 million, respectively, of which $8.0 million is estimated to be payable in 1999. While the resolution of litigation cannot be predicted with certainty, management believes that the reserves are adequate and no material adverse effect upon the financial position or results of operations of the Company will result from such legal actions.

In 1998, the Company settled two long-outstanding claims against former Yale dealers of approximately $4.7 million. This was recognized as income in 1998 and reflected as other, net in the consolidated statements of income and comprehensive income.

20.  SUBSEQUENT EVENT:

The Company completed the acquisition of a domestic retail dealership subsequent to December 31,1998 for approximately $24.8 million. The acquisition will be accounted for as a purchase.